UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AH 8-17-2004

04013028

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23275

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/11/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: GFONG ASSOCIATES, INC.
FN: Gifford Fong Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3658 Mt. Diablo Blvd., Suite 200
(No. and Street)

Lafayette	California	94549
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Clifford Fong (925) 299-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lee, Steven S.
(Name – *if individual, state last, first, middle name*)

3660 Wilshire Blvd., Suite 522,	Los Angeles	California	90010
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
B AUG 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, H. Clifford Fong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GFong Associates, Inc., as of February 27, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EVELYN FONG HOM
Commission # 1347173
Notary Public - California
Contra Costa County
My Comm. Expires Mar 19, 2006

Signature

Senior Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GFONG ASSOCIATES INC.

(a California corporation)

REPORT ON AUDIT OF FINANCIAL STATEMENTS

**for the short year of October 3, 2003 (incorporation date)
to December 31, 2003**

GFONG ASSOCIATES INC

CONTENTS

STEVEN S. LEE
Certified Public Accountant

3660 Wilshire Blvd., Suite 522
Los Angeles, California 90010

Tel: (213) 251-0091
Fax: (213) 251-0092
e-mail: shuklee@pacbell.net

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
GFong Associates Inc.
Lafayette, California

I have audited the accompanying statement of financial condition of GFong Associates Inc. (the Company) as of December 31, 2003 and the related statements of operations, shareholder's equity, and cash flows for the short year of October 3, 2003 (its inception date) to December 31, 2003. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2003, the results of its operations, its cash flows for the short year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II for the short year ended December 31, 2003 is presented for purposes of additional analysis and is not a required part of basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Commission. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Steven S. Lee

February 6, 2004

GFONG ASSOCIATES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS		
		2003
Current assets:		
Cash and cash equivalents (Note 3)	$	49,521
Accounts receivable, net (Notes 4)		103
Total current assets		49,624
TOTAL ASSETS	$	49,624
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$	687
Income tax payable		800
Total current liabilities		1,487
Total liabilities		1,487
Shareholder's equity:		
Common stock: $50 par value, one million shares authorized, one thousand shares issued and outstanding	$	50,000
Accumulated deficit		(1,863)
Total shareholder's equity		48,137
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	49,624

See notes to financial statements.

GFONG ASSOCIATES INC.

STATEMENT OF OPERATIONS
SHORT YEAR OF OCTOBER 3, 2003 TO DECEMBER 31, 2003

	2003
REVENUE:	
Commissions	$ 168
Total operating revenue	168
OPERATING EXPENSES	
General and administrative	100
Professional and consulting fees	232
Rent (Notes 6 and 7)	806
Broker clearance charges	93
Total operating expenses	1,231
(LOSS) BEFORE PROVISION FOR INCOME TAXES	(1,063)
PROVISION FOR INCOME TAXES	
Income tax expenses (Note 5)	800
NET (LOSS)	$ (1,863)

See notes to financial statements.

GFONG ASSOCIATES INC.

STATEMENT OF SHAREHOLDER'S EQUITY
SHORT YEAR OF OCTOBER 3, 2003 TO DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
Incorporated at October 3, 2003				
Capital contributed	$ 50,000			$ 50,000
Dividend distributions for the year ended December 31, 2003		-	-	-
Net (loss) for the short year ended December 31, 2003	-	-	$ (1,863)	$ (1,863)
Balance at December 31, 2003	$ 50,000	$ -	$ (1,863)	$ 48,137

See notes to financial statements.

GFONG ASSOCIATES INC.

STATEMENT OF CASH FLOWS
SHORT YEAR OF OCTOBER 3, 2003 TO DECEMBER 31, 2003

		2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(1,863)
Adjustments to reconcile net income (loss)		
to cash provided by operating activities:		
Changes in assets and liabilities:		
(Increase) in receivables		(103)
Increase in accounts payable and accrued expenses		687
Increase in income tax payable		800
Net cash provided by operating activities		(479)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash provided or (used) by investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributed		50,000
Net cash used by financing activities		50,000
NET CHANGE IN CASH AND CASH EQUIVALENTS		49,521
Cash and cash equivalents, Beginning of year		0
Cash and cash equivalents, End of year	$	49,521
Other cash flow information - interest paid	$	0
- income tax paid	$	0

See notes to financial statements.

GFONG ASSOCIATES INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

GFong Associates Inc. (the Company) was incorporated under the laws of the state of California on October 3, 2003 and began operations on December 11, 2003. The Company is wholly-owned by a California corporation which had registered as a broker/dealer under the Securities Exchange Act of 1934, as amended, and transferred its entire broker/dealer operation to the Company as of December 11, 2003.

The Company does not handle or maintain securities in its physical possession, nor does it maintain customer accounts. All transactions for accounts of customers are cleared through other member firms on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents include cash on hand, money market funds, and time deposits with maturity of shorter than 90 days.

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on the straight-line method and/or declining-balance method over the estimated useful lives of the related assets as follows:

Computer equipment	5 years
Office equipment	5 to 10 years
Automobiles	5 years
Computer software	3 years

Improvements that extend the life of a specific asset are capitalized, while normal repair and maintenance costs are expensed as incurred.

Revenue is generated primarily from equity security transactions. Revenue is deferred when commissions are received before revenue is earned as determined in the service agreements.

Income taxes - The Company elected under the Internal Revenue Code to be taxed as an S corporation effective November 1, 2003. In lieu of corporation income taxes, the shareholder of an S corporation is taxed on its share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

However, due to the imposition of California tax on the net income of an S corporation at a nominal tax rate, the Company is subject to tax at the corporate level and thus provides for income taxes under the Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." The provisions of this statement require a liability approach. Deferred taxes are provided for temporary differences in the recognition of items for tax and financial reporting

purposes and are adjusted for tax rate and changes in tax laws as they are enacted. Income tax expense is based on pretax income as presented in the financial statements.

3. CONCENTRATION OF CREDIT RISK - CASH

The Companies maintained cash balances at several financial institutions. As of December 31, 2003, $ - of cash and cash equivalents exceeded federally insured limits.

4. ACCOUNTS RECEIVABLE

Trade accounts receivable consist of the following at December 31, 2003:

	2003
Brokers and dealers	$ 103
Allowance for doubtful/sharing accounts	(-)
Total	$ 103

5. INCOME TAXES

The Company is an S corporation for income tax reporting purposes; as such there is no federal income tax provision. The provision for income taxes at December 31, 2003 consisted of:

	2003
Current - state	$ 800
Deferred tax asset - state	-
Total income tax expenses	$ 800

There was no temporary difference which gives rise to deferred tax as of December 31, 2003. No valuation allowance was made with no increase or decrease in the allowance during 2003. The Company's effective tax rate is 1.5%.

6. RELATED PARTY TRANSACTIONS

Beginning December 2003 the Company contracted management and office services agreement with the parent corporation on an as-needed basis. Personnel services fees are at an initial rate of five percent of operating revenue. The rate is annually renegotiated. Consultant expense of $42 was incurred during 2003.

The Company leases the office space from the parent at monthly rate of $1,002. Rental expense relating to the lease was $806 for the short year ended December 31, 2003.

7. LEASE OBLIGATION AND COMMITMENT

Future minimum payments under the lease contracts at December 31, 2003 were as follows:

Year Ending December 31:	Operating Lease
2004	$ 12,023
2005	12,023
2006	12,023
2007	12,023
2008	11,217
Total minimum lease payments	$ 59,309

The Company leases space pursuant to a noncancellable operating lease. The lease expires in December 2008. At the end of the lease, unless a new lease is executed between the parties, the lease shall continue on an annual basis unless sooner terminated pursuant to the lease.

Rental expenses of the leases were $806 for the year ended December 31, 2003.

SCHEDULE I

GFONG ASSOCIATES INC.

STATEMENTS OF COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT

SHORT YEAR OF DECEMBER 11, 2003
TO DECEMBER 31, 2003 ("FOOTNOTE 1")

Net capital:	
Total shareholders' equity	$ 48,137
Total capital and allowable subordinated liabilities	48,137
Deductions - total nonallowable assets from statement of financial condition:	-
Total deductions	-
Net capital before haircuts on securities positions	48,137
Haircuts on cash equivalents	27
Net capital	$ 48,110
Aggregate indebtedness:	
Total liabilities	$ 1,487
Total aggregate indebtedness	$ 1,487
Computation of basic net capital requirement:	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 43,110
Ratio of aggregate indebtedness to net capital	0.03 to 1

Reconciliation of the Computation of Net Capital

There are no differences between the amounts reported above and amounts reported in the Company's amended Focus Report, Part IIA, as of December 31, 2003.

SCHEDULE II

GFONG ASSOCIATES INC.

Determination of the Reserve Requirements

Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 has not been prepared because the exemption under Regulation Section 240.15.3-3(k)(2)(i) is met.

Supplemental Reports and Information Relating to Possession or Control Requirements

Supplemental Reports pursuant to Rule 17a-5(d)(3) and (4) and the Information Relating to Possession or Control Requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

STEVEN S. LEE
Certified Public Accountant

3660 Wilshire Blvd., Suite 522
Los Angeles, California 90010

Tel: (213) 251-0091
Fax: (213) 251-0092
e-mail: shuklee@pacbell.net

To the Board of Directors
GFong Associates Inc.
Lafayette, California

In planning and performing my audit of the financial statements of GFong Associates Inc. (the Company) for the short year of October 3, 2003 (inception date) to December 31, 2003, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissioner's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely upon Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Steven S. Lee

February 6, 2004

STEVEN S. LEE
Certified Public Accountant

3660 Wilshire Blvd., Suite 522
Los Angeles, California 90010

Tel: (213) 251-0091
Fax: (213) 251-0092
e-mail: shuklee@pacbell.net

To the Board of Directors
GFong Associates Inc.
Lafayette, California

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Commission, I have performed the following procedures with respect to Form SIPC-7 of Securities Investor Protection Corporation assessments and payments of GFong Associates Inc. for the short year of October 3, 2003 (inception date) to December 31, 2003. My procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and my report is not to be used for any other purposes. The procedures I performed are as follows:

1. Compared listed assessment payments with respective cash disbursement record entries;

2. Compared amounts reported in the audited Form X-17A-5 for the period from December 11, 2003 (its business start date) through December 31, 2003 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing procedures, I do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of GFong Associates Inc. taken as a whole.

Steven S. Lee

February 6, 2004